November 19, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Coy Garrison, Attorney-Advisor

Re:       Vaulted Gold Bullion Trust
Registration Statement on Form S-1, as amended
File No. 333-194144

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, BMO Capital Markets Corp., as the sole placement agent of the offering pursuant to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), hereby joins in the request of Bank of Montreal, as initial depositor of Vaulted Gold Bullion Trust, that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (Eastern time) on November 21, 2014, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we have not distributed any copies of the preliminary prospectus included in the Registration Statement to prospective placement agents, dealers, institutional investors or others.

Very truly yours,

BMO Capital Markets Corp.

As sole placement agent

By:	/s/ Laurence Kaplan
Name: Laurence Kaplan
Title: Managing Director

By:	/s/ Christa Page
Name: Christa Page
Title: Corporate Secretary